

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 29, 2016

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

> **Re: Reven Housing REIT, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed January 5, 2016**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2015 letter.

Executive Compensation, page 118

1. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2015. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website and Item 402 of Regulation S-K.

Material Federal Income Tax Considerations, page 147

2. We note your revised disclosure that you believe that the current composition of your shareholders, if unchanged before the second half of 2016, would not comply with the ownership requirement for qualification as a REIT and that you intend to timely comply with this requirement as a result of the issuance of shares in this offering or otherwise.

Please revise to explain what you mean by 'or otherwise' in connection with this requirement. In addition; please more specifically describe and highlight the risk that you are not able to comply with this requirement or advise.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim at 202-551-7262 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP